ANNEX 1 — SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcement sent to the London Stock Exchange
On Monday 27 July 2009

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Announcement:

‘National Grid plc – Interim Management Statement for the period 1 April 2009 to 26 July 2009’

[NATIONAL GRID LOGO HERE]

27 July 2009

National Grid plc Interim Management Statement
for the period 1 April 2009 to 26 July 2009

HIGHLIGHTS

•	Current trading in line with our expectations of a strong operational and financial performance in 2009/10

•	Sound financial position, Moody’s credit ratings reaffirmed with stable outlook

•	Continued progress in US rate case filings

FINANCIAL UPDATE

National Grid continues to trade in line with our expectations of delivering a strong performance in 2009/10 across our businesses. In particular we expect a substantial improvement in profitability in our Electricity Distribution and Generation business and continued good momentum in our Transmission business.

Our £3.4bn investment programme for the current year remains on target. The majority of this year’s £2.5bn1 funding requirement has already been raised, with funding for around a further £400m required in the current year. We are in a sound financial position, we expect our effective interest rate to continue to fall in the current year and on 20 July 2009 Moody’s reaffirmed our credit ratings and changed its outlook from negative to stable.

Overall, we are well positioned to deliver a year of strong performance which will continue to underpin our 8% dividend growth policy through to March 2012.

BUSINESS UPDATE

We continue to work with regulators and policy makers to deliver improved regulatory frameworks which will benefit both customers and shareholders. We welcome the recent UK Low Carbon Transition Plan White Paper and look forward to working with all parties to reduce UK carbon emissions by a third by 2020.

Further progress has been made with our rate case filings in the US. Following the approval of our Rhode Island gas rate case last year with a return on equity of 10.5%, we have received approval for two further rate cases for our US gas businesses:

•	Our NiMo gas rate case, recommended by New York Public Service Commission staff, was approved in full on 14 May 2009 with a base return on equity of 10.2%.

•	Our New Hampshire gas rate case was approved on 29 May 2009, although we were disappointed with the allowed return on equity of 9.54%, which was out of line with other regulatory decisions. On 29 June 2009 we submitted a request to the New Hampshire Public Utilities Commission for them to reconsider the decision.

In Massachusetts and Rhode Island we filed electric rate cases on 15 May 2009 and 1 June 2009 respectively. These filings will benefit both customers and shareholders by supporting much needed investment and full recovery of costs. We expect a conclusion to be reached around the end of the year in Massachusetts and early next year in Rhode Island.

1 At an assumed exchange rate of £1.00 to $1.50

CONTACTS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322 (m)
George Laskaris	+1 718 403 2526	+1 917 375 0989 (m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321 (m)
Victoria Davies	+44 (0)20 7004 3171	+44 (0)7771 973 447 (m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173 (m)
Chris Mostyn	+1 718 403 2747	+1 347 702 3740 (m)
Gemma Stokes	+44 (0)1926 656555	+44 (0) 7974 198333 (m)

Brunswick
Paul Scott	+44 (0)20 7396 5333	+44 (0)7974 982333 (m)

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to our financial condition, our results of operations and businesses, strategy, plans and objectives. Words such as “anticipates”, “expects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “may”, “will”, “continue”, “project” and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of our future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as delays in obtaining, or adverse conditions contained in, regulatory approvals and contractual consents, including unseasonable weather affecting the demand for electricity and gas, competition and industry restructuring, changes in economic conditions, currency fluctuations, changes in interest and tax rates, changes in energy market prices, changes in historical weather patterns, changes in laws, regulations or regulatory policies, developments in legal or public policy doctrines, the impact of changes to accounting standards and technological developments. Other factors that could cause actual results to differ materially from those described in this announcement include the ability to integrate the businesses relating to announced acquisitions with our existing business to realise the expected synergies from such integration, the availability of new acquisition opportunities and the timing and success of future acquisition opportunities, the timing and success or other impact of the sales of our non-core businesses, the failure for any reason to achieve reductions in costs or to achieve operational efficiencies, the failure to retain key management, the behaviour of UK electricity market participants on system balancing, the timing of amendments in prices to shippers in the UK gas market, the performance of our pension schemes and the regulatory treatment of pension costs, and any adverse consequences arising from outages on or otherwise affecting energy networks, including gas pipelines, which we own or operate. For a more detailed description of some of these assumptions, risks and uncertainties, together with any other risk factors, please see our filings with and submissions to the US Securities and Exchange Commission (the “SEC”) (and in particular the “Risk Factors” and “Operating and Financial Review” sections in our most recent Annual Report on Form 20-F). Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements. The effects of these factors are difficult to predict. New factors emerge from time to time and we cannot assess the potential impact of any such factor on our activities or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.